Exhibit 99.1
Date 23 October 2009
NAVIOS SHIPMANAGEMENT INC.
as Borrower
- and -
MARFIN EGNATIA BANK Societe Anonyme
as Lender

LOAN AGREEMENT
relating to a revolving credit facility
of up to $110,000,000

TABLE OF CONTENTS

1	Definitions, Amount, Purpose and Availability	1
2	Drawdown	2
3	Security	7
4	Repayment - Prepayment	8
5	Fees and Expenses	10
6	Interest Periods	11
7	Interest	12
8	Default Interest	13
9	Substitute Basis	13
10	Representations and Warranties and Undertakings	14
11.	Payments	21
12.	Indemnity	21
13.	Set-Off	22
14.	Events of Default	22
15.	Assignment	23
16.	Notices	24
17.	Law and Jurisdiction	25
SCHEDULE 1: Definitions and Expressions		28
SCHEDULE 2: Notice of Drawdown		39
SCHEDULE 3: Acknowledgement		41
SCHEDULE 4: Indenture Excerpt		42
SCHEDULE 5: Form of Compliance Certificate		54

THIS LOAN AGREEMENT is made on 23 October 2009
BETWEEN:
(1)	NAVIOS SHIPMANAGEMENT INC. as Borrower; and

(2)	MARFIN EGNATIA BANK Societe Anonyme as Lender.
WHEREAS:
The Borrower has requested and the Lender has agreed to make available to the Borrower a revolving credit facility of up to One hundred Ten million Dollars ($110,000,000) for the purposes of (i) providing the Borrower with funds to be on lent to the Existing Owner and/or any other member of the Group for the purpose of assisting the Existing Owner and/or any other member of the Group in financing part of the Contract Price of the Existing Ship and/or any other Additional Ship and (ii) providing the Borrower and/or any other member of the Group with working and investment capital on the terms and conditions hereinafter set forth.
1	Definitions, Amount, Purpose and Availability

1.1	Schedule 1 sets out definitions or expressions used in this Loan Agreement.

1.2	The amount of the Loan shall not exceed in aggregate One hundred Ten million Dollars ($110,000,000) and shall be available to the Borrower in two (2) Tranches in the following amounts and for the following purposes:

1.2.1	Tranche A of up to Fifty Two million Seven hundred thousand Dollars ($52,700,000) to be made available in multiple Advances (together the “Tranche A Advances” and singly each a “Tranche A Advance”) in amounts approved by the Lender for the purposes of providing the Borrower with funds to be on lent to one or more member(s) of the Group for the purpose of assisting such member(s) of the Group in financing the Contract Instalments or any part thereof of the relevant Additional Ship;

1.2.2	Tranche B of up to Fifty Seven million Three hundred thousand Dollars ($57,300,000) to be made available in multiple Advances as follows:
(i)	Advances (together the “Existing Ship Advances” and singly each an “Existing Ship Advance”) in an aggregate amount equal to the lesser of (a) Forty Three million Three hundred Seventy Five thousand Dollars ($43,375,000) and (b) fifty per cent (50%) of the Contract Price of the Existing Ship for the purpose of providing the Borrower with funds to be on lent to the Existing Owner for the purpose of assisting the Existing Owner in financing part of each of the Steel Cutting Instalment and/or the Keel Laying Instalment and/or the Launching Instalment of the Existing Ship payable on the relevant Steel Cutting Instalment Payment Date or the relevant Keel Laying Instalment Payment Date or the relevant Launching Instalment Payment Date;

(ii)	Advances (together the “Tranche B Additional Ship Advances” and singly each a “Tranche B Additional Ship Advance”) in amounts approved by the Lender for the purposes of providing the Borrower with funds to be on lent to one or more member(s) of the Group for the purpose of assisting such member(s) of the Group in financing the Contract Instalments or any part thereof of the relevant Additional Ship; and

(iii)	Advances (hereinafter called together the “Investment and Working Capital Advances” and singly each an “Investment and Working Capital Advance” and together with the Existing Ship Advances and the Tranche B Additional Ship Advances the “Tranche B Advances” and singly each a “Tranche B Advance”) in amounts approved by the Lender in its sole and absolute discretion, for the purpose of providing the Borrower and/or any other member of the Group with working and investment capital.
1.3	Subject as herein provided, each Advance under a Tranche shall be available to the Borrower for drawing only during the Availability Period in respect of such Advance. Any part of a Tranche which remains undrawn at the close of business in Athens on the relevant Termination Date shall be automatically cancelled.

2	Drawdown

2.1	Subject to:

(i)	the receipt by the Lender of the documents referred to in Clauses 2.6, 2.7 and 2.8 in form and substance satisfactory to the Lender and its legal advisors before the relevant Drawdown Date;

(ii)	no Event of Default or an event which with the giving of notice or passage of time or satisfaction of any other condition or any combination of the foregoing, may become an Event of Default having occurred;

(iii)	the representations and warranties set out in Clause 10 (updated mutatis mutandis to the relevant Drawdown Date) being true and correct; and

(iv)	the receipt by the Lender of a notice of drawdown substantially in the form set forth in Schedule 2 (the “Notice of Drawdown”) not later than 11:00 a.m. (London time) three (3) Business Days prior to the relevant Drawdown Date (or on such earlier Business Day as may be agreed by the Lender) setting out the proposed Drawdown Date, an Advance shall be made available to the Borrower under a Tranche in accordance with and on the terms and conditions of this Loan Agreement.

2.2	Each Notice of Drawdown shall be irrevocable and shall commit the Borrower to borrow on the date stated.

2.3	On payment of the amount drawdown in respect of each Advance the Borrower shall sign an acknowledgment substantially in the form set forth in Schedule 3 (the “Acknowledgment”).

2.4	Unless otherwise expressly agreed between the Borrower and the Lender no Advance under a Tranche shall be made:

2.4.1	if by being drawn down it would increase the Tranche in respect of which it is drawn down to a sum in excess of the Applicable Limit in respect thereof; and/or

2.4.2	in an amount of less than Five million Dollars ($5,000,000) or multiples thereof.

2.5	The Borrower may, at any time during the Availability Period, cancel either Tranche or, as the case may be, any part thereof which remains undrawn in whole or in part (but if in part in a minimum of One million Dollars ($1,000,000) or a multiple thereof upon giving the Lender three (3) Business Days’ notice in writing to that effect. Such notice once given shall be irrevocable and upon such cancellation taking effect the relevant Tranche or the relevant part thereof shall be reduced accordingly. Notwithstanding any such cancellation pursuant to this Clause 2.5 the Borrower shall continue to be liable for any and all amounts due to the Lender under this Loan Agreement including without limitation any amounts due to the Lender under Clauses 7, 8, 9 and 12.

2.6	Notwithstanding the provisions of Clauses 2.1-2.5 the agreement of the Lender to permit the Drawdown of an Advance under a Tranche is subject to the condition that the Lender shall have received not later than the Drawdown Date in respect thereof the following documents or evidence in form and substance satisfactory to the Lender and its legal advisors:
(a)	copies certified as true copies of the certificate of incorporation and constitutional documents of the Borrower, the Parent Guarantor and each relevant Owner (each a “Relevant Security Party”);

(b)	original resolutions of the directors and of the shareholders (other than the Parent Guarantor) of each Relevant Security Party authorising the execution of each of the Finance Documents to which such Relevant Security Party is a party (the “Relevant Finance Documents”) and, in the case of the Borrower, authorising named officers or attorneys to sign or execute on behalf of the Borrower the Notice of Drawdown, the Acknowledgment and other notices under this Loan Agreement;

(c)	the original of any power of attorney under which any Relevant Finance Document is executed on behalf of each Relevant Security Party;

(d)	certificates or other evidence satisfactory to the Lender in its sole discretion of the existence and goodstanding of each Relevant Security Party dated not more than fifteen (15) days before the date of this Loan Agreement;

(e)	certified copies of all documents (with a certified translation if an original is not in English) evidencing any other necessary action (including but without limitation governmental approval, consents, licences, authorisations, validations or exemptions which the Lender or its legal advisers may require) by the Relevant Security Party with respect to this Loan Agreement and the other Relevant Finance Documents;

(f)	copies of all consents which each Relevant Security Party requires to enter into, or make any payment under, any Relevant Finance Document and any Underlying Document to which such Relevant Security Party is a party and evidence as the Lender and/or its legal advisers shall require;

(g)	evidence that the Borrower’s Pledged Account has been duly opened by the Borrower with the Lender and that all mandate forms, signature cards and authorities have been duly delivered and that such account is free of all liens or charges other than the liens and charges in favour of the Lender referred to therein;

(h)	a letter from each Relevant Security Party’s agent for receipt of service of proceedings referred to in Clauses 17.4 and 17.5 accepting its/her appointment under the said Clauses and under each of the other Relevant Finance Documents in which it/she/he is or is to be appointed as such Relevant Security Party’s agent, provided that such documents may be delivered within five (5) Business Days after the relevant Drawdown Date;

(i)	favourable legal opinions addressed to the Lender from lawyers appointed by the Lender on such matters concerning the laws of the Marshall Islands and such other relevant jurisdictions as the Lender may require in form and substance satisfactory to the Lender;

(j)	evidence that the fees and expenses payable to the Lender on the date of this Loan Agreement in accordance with Clause 5 (iii) have been duly paid;

(k)	such documentation and other evidence (in form and substance satisfactory to the Lender) as is reasonably requested by the Lender in order for the Lender to comply with all necessary “know your customer” or similar identification procedures in relation to the transactions contemplated in the Relevant Finance Documents;

(l)	the Relevant Finance Documents listed in Clause 3 sub clauses (f) and (g) duly executed by the Relevant Security Parties and/or the Parent Guarantor (as the case may be); and

(m)	such further documents (in accordance with normal banking practice) and evidence as the Lender may reasonably hereafter request.
2.7	In addition to the conditions referred to in Clause 2.6, all of which must have been fulfilled to the satisfaction to the Lender at the times and in the manner referred to therein, the agreement of the Lender to permit the Drawdown of an Additional Ship Advance is subject to the condition that the Lender shall have received not later than the Drawdown of the relevant Advance the following documents in form and substance satisfactory to the Lender and its legal advisors:
(a)	an original or (in the Lender’s discretion) executed certified true copy of each relevant Underlying Document together with such evidence as the Lender and/or its legal advisers shall require in relation to the due authorisation and execution by the relevant Refund Guarantor and/or the relevant Builder of the relevant Underlying Document;

(b)	confirmation by the Borrower and/or the Relevant Owner that the relevant Builder (and any other party who may have a claim pursuant to the relevant Contract) has no claims against the Relevant Ship and/or the Relevant Owner and that (save as disclosed to the Lender in writing) there have been no breaches of the terms of the relevant Contract or the relevant Refund Guarantee in respect of the Relevant Ship or any default thereunder;

(c)	confirmation by the Borrower and/or the Relevant Owner that (save as disclosed to the Lender in writing and save as provided in the relevant Refund Guarantee Amendments) there have been no amendments or variations agreed to the relevant Contract in respect of the Relevant Ship or any Refund Guarantee in respect of the Relevant Ship and that no action has been taken by the relevant Builder or the relevant Refund Guarantor which might in any way render such relevant Contract or relevant Refund Guarantee inoperative or unenforceable, in whole or in part;

(d)	confirmation by the Borrower and/or the Relevant Owner that there is no Encumbrance of any kind created or permitted by any person on or relating to the relevant Underlying Document in respect of the Relevant Ship;

(e)	evidence that all monies due to the relevant Builder under each relevant Contract up to the relevant Drawdown Date have been paid;

(f)	the relevant Refund Guarantee in respect of each Relevant Ship duly issued by the relevant Refund Guarantor (or in the event that such Refund Guarantee is sent by swift, a copy of such swift);

(g)	the Relevant Finance Documents listed in Clause 3 sub clauses (a), (b), (c) and (g) duly executed by the Relevant Security Parties;

(h)	the acknowledgments listed in Clause 3 sub clauses (d) and (e) duly executed by the relevant Builder or the relevant Refund Guarantor (as the case may be);

(i)	a copy of the email or telefax advice from the relevant Builder as same is confirmed by the classification society of the Relevant Ship that the steel cutting and/or keel laying and/or launching of that Relevant Ship has been completed;

(j)	a duly issued invoice (or other evidence satisfactory to the Lender in its absolute discretion) from the relevant Builder showing all sums (including interest (if any) then due and payable to the relevant Builder in relation to the relevant Contract Instalment pursuant to the relevant Contract; and

(k)	evidence that the Relevant Owner’s Pledged Account has been duly opened by the Borrower with the Lender and that all mandate forms, signature cards and authorities have been duly delivered and that such account is free of all liens or charges other than the liens and charges in favour of the Lender referred to therein;
2.8	In addition to the conditions referred to in Clauses 2.6 and 2.7, all of which must have been fulfilled to the satisfaction of the Lender at the times and in the manner referred to therein, the agreement of the Lender to permit the Drawdown of a Tranche A Advance is subject to the condition that the Lender shall have received not later than the Drawdown Date of the relevant Tranche A Advance the Post Delivery Documents in form and substance satisfactory to the Lender and its legal advisors.

2.9	For the purposes of Clauses 2.7 and 2.8 the expression “Relevant Ship” means in respect of the Drawdown of an Existing Ship Advance the Existing Ship and in respect of the Drawdown of any Additional Ship Advance under either Tranche the Additional Ship financed by such Additional Ship Advance.

2.10	Without prejudice to any of the foregoing provisions of Clauses 2.6., 2.7 and 2.8 the Lender may, at the written request of the Borrower, consent to the payment of the amount of one or more Advances to the credit of the Borrower’s Pledged Account prior to the satisfaction of the relevant conditions referred to in Clauses 2.6, 2.7 and 2.8 and thereafter permit the release from the Borrower’s Pledged Account of monies in amounts approved by the Lender gradually to an Owner’s Pledged Account to be used for the payment of the relevant Steel Cutting Instalment and/or the relevant Launching Instalment and/or the relevant Keel Laying Instalment or any part thereof or any other part of the relevant Contract Price of the Relevant Ship to be acquired by the Relevant Owner payable on the relevant Steel Cutting Instalment Payment Date or the relevant Launching Instalment Payment Date or the relevant Keel Laying Instalment Payment Date or any other date on which payment of the relevant part of the relevant Contract Price is required to be made in accordance with the terms of the relevant Contract, by the Relevant Owner upon satisfaction of the conditions precedent. PROVIDED HOWEVER THAT the Lender may permit the Drawdown of an Advance (other than an Advance credited to the Borrower’s Pledged Account in accordance with the provisions of Clause 2.10) and/or the release of monies credited to the Borrower’s Pledged Account prior to the satisfaction of the relevant conditions precedent stated in Clauses 2.6 and/or 2.7 and/or 2.8 and in such case the Borrower hereby covenants and undertakes to satisfy or procure the satisfaction of such conditions or conditions within ten (10) Business Days after the date of the relevant Drawdown Date or the release of funds from the Borrower’s Pledged Account (as the case may be).

3	Security

As security for the due and punctual repayment of the Loan and the payment of interest thereon all other sums of money whatsoever from time to time due and owing from the Borrower to the Lender hereunder, the Lender shall receive the following security documents in form and substance satisfactory to the Lender at the time specified by the Lender or otherwise as required by the Lender:
(a)	each Owner’s Guarantee duly executed by the relevant Owner in favour of the Lender;

(b)	In relation to each Ship: a first priority assignment of the rights of each relevant Owner under the relevant Contract duly executed by such relevant Owner in favour of the Lender together with respective notices thereof;

(c)	In relation to each Ship: a first priority assignment of the rights of each relevant Owner in the relevant Refund Guarantee duly executed by such relevant Owner in favour of the Lender together with respective notices thereof;

(d)	an acknowledgement of the notice of assignment relating to each relevant Contract duly executed by the relevant Builder, such acknowledgement to be received within thirty (30) Business Days after the relevant Drawdown Date;

(e)	an acknowledgement of the notice of assignment relating to each relevant Refund Guarantee duly executed by the relevant Refund Guarantor, such acknowledgement to be received within thirty (30) Business Days after the relevant Drawdown Date;

(f)	the Parent Guarantee duly executed by the Parent Guarantor in favour of the Lender; and

(g)	a first priority assignment, pledge and charge, duly executed by the Borrower and/or the relevant Owner (as the case may be) in favour of the Lender, assigning, pledging and charging any monies from time to time standing to the credit of the relevant Pledged Account.
4	Repayment — Prepayment

4.1	Subject as hereinafter provided, the aggregate of all outstanding amounts under each Tranche shall be repaid by the Borrower to the Lender on the Original Expiration Date for that Tranche or, subject to Clause 4.2 in the case of any extension or renewal of that Tranche pursuant to Clauses 4.2 the last Business Day of the period specified in the Lender’s notice referred to in Clause 4.3 whereupon the relevant Tranche shall be cancelled and no further Advances in respect of that Tranche shall be drawn down.

4.2	The Borrower may request in writing an extension of a Tranche for further periods of up to twelve (12) months, PROVIDED THAT such request must be addressed to the Lender at least twenty (20) Business Days prior to the Original Expiration Date for that Tranche or (in case that Tranche has already been extended pursuant to the terms of this Clause 4.2) twenty (20) Business Days prior to the relevant Expiration Date specified in the Lender’s notice referred to in Clause 4.3.

4.3	The Lender may (in its sole and absolute discretion) by a notice in writing to the Borrower, consent to the request of the Borrower referred to in Clause 4.2 above and agree to the extension of the repayment of the relevant Tranche for one or more periods of up to twelve (12) months. PROVIDED HOWEVER THAT the Lender may at its discretion, upon giving its consent to such extension adjust the Applicable Limit as it may deem appropriate. If the Lender does not give such consent as aforesaid, all outstanding amounts of the relevant Tranche shall be repayable in accordance with Clause 4.1.

4.4	Subject to the provisions of Clause 4.5 on the Delivery Date of each Ship (for the purposes of this Clause 4.4 referred to as the “Original Ship”), the Borrower shall either

(i) mandatorily prepay to the Lender an amount equal to the amounts of the Advances related to the relevant Original Ship whereupon the Applicable Limit of the relevant Tranche shall be reduced by the amounts so prepaid or, at its option, (ii) pay to the credit of the Borrower’s Pledged Account the amount referred to in sub-paragraph 4.4(i) above, whereupon in either such case the Lender shall release the relevant Owner from its obligation under this Loan Agreement and the other Finance Documents to which such Owner is a party.

4.5	(a) The Borrower shall have the option to be exercised in writing at the time before payment becomes due (the “Due Date”) to the Lender pursuant to Clause 4.4, to nominate to the Lender an alternative ship or ships as security for the obligations of the Borrower under this Loan Agreement and the other Finance Documents to which it is party.
(b)	The Lender in its sole and absolute discretion, may accept one or more of such nominated ships (together the “Substitute Ships” and singly each a “Substitute Ship”) as security, and the Borrower shall in lieu of making payment of the amount due on the Due Date (the “Original Amount”) provide the documents, evidence and payment referred to in Clause 4.5.1 on or before the Due Date.

(c)	If the Lender does not accept a Substitute Ship or Substitute Ships, the Borrower shall comply with Clause 4.4.
4.5.1	If the Lender approves a Substitute Ship, the Borrower shall on or before the Due Date:
(i)	provide to the Lender documentation and evidence in respect of the Substitute Ship or Substitute Ships equivalent to that set out in Clauses 2.6, 2.7 and 2.8 (for the avoidance of doubt Clause 2.7 sub clauses (a)-(j) are applicable only if such Substitute Ship is a newbuilding vessel) in form and substance satisfactory to the Lender and its legal advisors; and

(ii)	at its cost, enter into such documentation supplemental to this Loan Agreement as the Lender may reasonably request.
4.6	Unless an Event of Default has occurred (whereupon the provisions of Clause 14.2 shall apply), if at any time during the Pre-Delivery Period for a Ship, that Ship is sold or the Contract for that Ship is assigned, transferred, sold or novated to or in favour of any person (with the Lender’s prior written consent), the Borrower shall mandatorily prepay to the Lender on or before the date of either (i) the completion of the sale and delivery of such Ship to the buyers thereof or (ii) the assignment, transfer, novation or sale of the Contract for the relevant Ship, an amount of the Loan equal to the amount of the relevant sale or transfer or assignment or novation proceeds (net of commissions) provided however that unless the Lender otherwise agrees in writing, all sums so prepaid shall be applied by the Lender towards prepayment of the Tranche pursuant to which such Ship was financed under this Loan Agreement or (in case of a Substitute Ship) the Tranche pursuant to which the Original Ship which was substituted by such Substitute Ship was financed under this Loan Agreement, the Applicable Limit shall be reduced by the amounts so prepaid and applied.

4.7	On giving not less than fifteen (15) days’ prior written notice to the Lender the Borrower may prepay all or any part of the Loan (but if in part the amount to be prepaid shall be a multiple of $500,000) at the end of the then current Interest Period. The Borrower shall obtain any consent or approval from the relevant authorities that may be necessary to make any such prepayment of the Loan or part thereof and if it fails to obtain and/or comply with the terms of such consent or approval and in consequence thereof the Lender has to repay the amount prepaid or the Lender incurs any penalty or loss then the Borrower shall indemnify the Lender forthwith against all amounts so repaid and/or against all such penalties and losses incurred.

4.8	Unless the Lender otherwise expressly agrees in writing, all prepayments under Clause 4.7 shall be applied towards prepayment of the Tranche selected by the Borrower in such manner as shall be determined by the Lender in its sole discretion; provided however that unless the Lender otherwise requires any sums so prepaid shall be available for reborrowing up to the Applicable Limit prevailing at the relevant time in accordance with the provisions of Clause 4.12.

4.9	Each amount payable in respect of the Loan shall be repaid in Dollars.

4.10	Any prepayment of the Loan or any part thereof made or deemed to be made under this Loan Agreement shall be made together with accrued interest and any other amount payable in accordance with Clauses 5 and/or 12 and (if made otherwise, than at the end of an Interest Period relative to the amounts prepaid) such additional amount (if any) as the Lender may certify as necessary to compensate the Lender for any Broken Funding Costs incurred or to be incurred by it as a result of such prepayment.

4.11	Any notice of prepayment given by the Borrower under this Loan Agreement shall be irrevocable and the Borrower shall be bound to prepay in accordance with each such notice.

4.12	Subject to the other provisions of this Loan Agreement (including, without limitation, Clauses 9, 4.1, 4.2, 4.3, 4.4, 4.5, 14 and 15.1) any prepayment made under this Loan Agreement and applied against the Loan or any part thereof may be reborrowed hereunder.
5	Fees and Expenses

The Borrower shall pay to the Lender:

(i)	upon demand all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the preparation and execution of this Loan Agreement and the Finance Documents and all costs, charges and expenses (including legal fees) incurred by the Lender in connection with the administration, preservation and enforcement (and/or attempted enforcement) of this Loan Agreement and the Finance Documents,

(ii)	upon demand all stamp, registration or other duties payable in the United Kingdom or Greece or any other jurisdiction on this Loan Agreement or the other Finance Documents, and

(iii)	(a) an underwriting fee (the “Underwriting Fee”) of Two hundred Sixty Three thousand Five hundred Dollars ($263,500) on the date of execution of this Agreement, (b) a management fee (the “Management Fee”) of zero point twenty five per cent (0.25%) of the total amount of the Lender’s commitment in respect of the Loan which will be paid on the Drawdown Date of the Advance first to occur and at annual intervals thereafter throughout the Security Period (c) a renewal fee (the “Renewal Fee”) of an amount to be agreed by the Borrower and the Lender on each date on which the Lender may agree to an extension of the Expiration Date in accordance with Clauses 4.2 and 4.3 ) (d) a reutilisation fee (the “Reutilisation Fee”) payable on the Drawdown Date of each Advance, other than the first Existing Ship Advance and under Tranche A any Advance other than the Tranche A Advance first to occur in an amount to be agreed between the Borrower and the Lender (e) a commitment fee (the “Commitment Fee”) of one per cent (1%) per annum on the from time to time available, undrawn and uncancelled amount of the Loan, such Commitment Fee shall accrue from day to day for a period starting on the date of execution of this Loan Agreement and ending on the relevant Termination Date, shall be calculated upon the exact number of days which have lapsed on the basis of a year consisting of three hundred sixty (360) days and shall be payable quarterly in arrears and on the relevant Termination Date .
6	Interest Periods

6.1	Subject to Clause 6.2, the Interest Periods applicable to an Advance shall (subject to market availability) be periods of a duration of one (1), two (2), three (3), six (6) or twelve (12) months (or such other periods as the Lender and the Borrower may agree) as selected by the Borrower by written notice to be received by the Lender not later than 11.00 a.m. (London time) on the relevant Nomination Date;

6.2	Notwithstanding the provisions of Clause 6.1:

6.2.1	the initial Interest Period in respect of each Advance shall commence on the Drawdown Date thereof and shall end on the expiry date thereof and each subsequent Interest Period for that Advance shall commence on the expiry of the preceding Interest Period in respect thereof;

6.2.2	if any Interest Period would otherwise end on a day which is not a Business Day, that Interest Period shall be extended to the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the Interest Period shall end upon the immediately preceding Business Day;

6.2.3	if any Interest Period commences on the last Business Day in a calendar month or if there is no numerically corresponding day in the month in which that Interest Period ends, that Interest Period shall end on the last Business Day in that later month;

6.2.4	no Interest Period shall extend beyond the Repayment Date;

6.2.5	if the Borrower fails to select an Interest Period in accordance with the above, such Interest Period shall be of three (3) months duration or of such other duration as the Lender in its sole discretion may reasonably select and notify the Borrower; and

6.2.6	the Borrower shall not select more than one (1) Interest Period in respect of the Loan or any part thereof at any one time.

7	Interest

7.1	Subject to the terms of this Loan Agreement the Borrower shall pay to the Lender interest in respect of the Loan (or the relevant part thereof) accruing at the Interest Rate for each Interest Period relating thereto in arrears on the last day of such Interest Period, provided that where such Interest Period is of a duration longer than three (3) months, accrued interest in respect of the Loan (or such part thereof) shall be paid every three (3) months during such Interest Period and on the last day of such Interest Period.

7.2	Interest shall be calculated on the basis of the actual number of days elapsed and a three hundred and sixty (360) day year.

7.3	The Interest Rate applicable for each Interest Period shall be calculated and determined by the Lender on each Interest Determination Date based on LIBOR (save as provided in Clause 9) and each such determination of an Interest Rate hereunder shall be promptly notified by the Lender to the Borrower at the beginning of each Interest Period in respect thereof.

7.4	The Lender’s certificate as to the Margin and/or the Interest Rate applicable shall be final and (except in the case of manifest error) binding on the Borrower and the other Security Parties.

8	Default Interest

8.1	In the event of a failure by the Borrower to pay any amount on the date on which such amount is due and payable pursuant to this Loan Agreement and/or the other Finance Documents and irrespective of any notice by the Lender or any other person to the Borrower in respect of such failure, the Borrower shall pay interest on such amount on demand from the date of such default up to the date of actual payment (as well after as before judgment) at the per annum rate which is the aggregate of (a) two per cent (2%) and (b) the Margin and (c) LIBOR or the Lender’s cost of funding the Loan, for Interest Periods of longer than six (6) months; and

8.2	Clause 7.2 shall apply to the calculation of interest on amounts in default.

9	Substitute Basis

9.1	If the Lender determines (which determination shall be conclusive) that:

9.1.1	at 11.00 a.m. (London time) on any Interest Determination Date the Lender was not being offered by banks in the London Interbank Market deposits in Dollars in the required amount and for the required period; or

9.1.2	by reason of circumstances affecting the London Interbank Market such deposits are not available to the Lender in such market; or

9.1.3	adequate and reasonable means do not or will not exist for the Lender to ascertain the Interest Rate applicable to the next succeeding Interest Period; or

9.1.4	Dollars will or may not continue to be freely transferable; or

9.1.5	LIBOR would not adequately reflect the Lender’s cost of funding the Loan or any part thereof, then, and in any such case the Lender shall give notice of any such event to the Borrower and in case any of the above occurs on the Interest Determination Date prior to a

Drawdown Date the Borrower’s right to borrow an Advance shall be suspended during the continuation of such circumstances.
9.2	If, however, any of the events described in Clause 9.1 occurs on any other Interest Determination Date, then the duration of the relevant Interest Period(s) shall be up to one (1) month and during such Interest Period the Interest Rate applicable to such Advance or the relevant part thereof shall be the rate per annum determined by the Lender rounded upwards to the nearest whole multiple of one sixteenth per cent (1/16th%) to be the aggregate of the Margin and the cost (expressed as a percentage rate per annum) to the Lender of funding the amount of the Loan during such Interest Period(s).

9.3	During such Interest Period(s) the Borrower and the Lender shall negotiate in good faith in order to agree an Interest Rate or Rates and Interest Period or Periods satisfactory to the Borrower and the Lender to be substituted for those which but for the occurrence of any such event as specified in this Clause would have applied. If the Borrower and the Lender are unable to agree on such an Interest Rate(s) and Interest Period(s) by the day which is two (2) Business Days before the end of the Interest Period referred to above, the Borrower shall repay the Loan together with accrued interest thereon at the Interest Rate set out above together with all other amounts due under this Loan Agreement relative to the Loan but without any prepayment fee, on the last day of such Interest Period, whereupon the Loan shall be cancelled and no further Advances shall be made hereunder.

10	Representations and Warranties and Undertakings

10.1	The Borrower hereby represents and warrants to the Lender that:
(a)	each of the Security Parties is and will remain duly incorporated and validly existing under its country of incorporation as a limited liability company and/or corporation, has full power and capacity to carry on its business as it is now being conducted and to own its property and other assets and has complied with all statutory and other requirements relative to its business;

(b)	to the extent of its obligations thereunder, each Security Party has and will continue to have full power and authority to enter into and perform the Finance Documents and the Underlying Documents to which it is a party, has taken all necessary corporate or other action (as the case may be) required to enable it to do so and will duly perform and observe the terms thereof;

(c)	this Loan Agreement, each other Finance Document and each Underlying Document constitutes or will, upon execution and delivery, constitute valid and legally binding obligations of the parties thereto enforceable by the parties thereto in accordance with its terms save for laws restricting creditors’ rights generally (except this representation is not given in respect of the obligations of the Lender hereunder or under any of the other Finance Documents);
(d)	all consents, licences, approvals, registrations or authorizations of governmental authorities and agencies or declarations to creditors required:
(i)	to make this Loan Agreement, each of the other Finance Documents and each of the Underlying Documents valid, enforceable and admissible in evidence; and

(ii)	to authorize or otherwise permit the execution and delivery of this Loan Agreement, each of the other Finance Documents and each of the Underlying Documents and the performance by the parties thereto (except the Lender) of each of them have been obtained or made and are and will be in full force and effect and there has been no default in the observance of any of the terms or conditions of any of them;
(e)	except as previously disclosed in writing to the Lender, no Security Party or any other member of the Group is in default under any agreement to which it is a party or by which it may be bound (actually or contingently) which default would be likely to have a material adverse effect on its business, assets or condition or its ability to perform its obligations under this Loan Agreement and such of the other Finance Documents and the Underlying Documents to which it is a party and as at the date hereof, except as disclosed in writing to the Lender, no material litigation or administrative proceedings involving any Security Party or any other member of the Group of or before any board of arbitration, court or governmental authority or agency is proceeding, pending or (to its knowledge) threatened anywhere in the world the result of which would have or is likely to have a material adverse effect on the business, assets or financial condition of such Security Party or other member of the Group and, in the event that any such litigation or proceedings shall hereafter arise, the Borrower hereby undertakes to give prompt notice thereof to the Lender;

(f)	no Security Party is required by the laws of any country from which it may make any payment hereunder or under any of the Finance Documents or any of the Underlying Documents to make any deduction or withholding from any such payment;

(g)	the execution, delivery and performance of this Loan Agreement and such of the Finance Documents and the Underlying Documents to which each Security Party is a party will not violate or exceed the powers conferred upon it under its articles of incorporation or by-laws or other constituting or corporate documents or any provision of any applicable law or of any regulation, order or decree to which it is subject or result howsoever in the creation or imposition of any Encumbrance on all or part of its undertaking or assets;
(h)	the obligations of the Borrower under this Loan Agreement are its direct, general unconditional obligations and rank at least pari passu with all its present and future unsecured and unsubordinated obligations (including contingent obligations) with the exception of such obligations as are mandatorily preferred by law and not by contract;

(i)	all information furnished by or on behalf of the Borrower or any other Security Party in writing in connection with the negotiation and preparation of this Loan Agreement, the other Finance Documents and the Underlying Documents is true and accurate in all respects and not misleading and does not omit any facts and there are no other facts the omission of which would make any such information misleading;

(j)	no Security Party has neither any taxable income nor an office or place of business in the United Kingdom or in the United States of America which generates tax or consequently renders any of the Finance Documents registrable in any register in the United Kingdom or in the United States of America whatsoever;

(k)	the entry by the Borrower into this Loan Agreement and its borrowing of the Loan hereunder and the execution of the Parent Guarantee by the Parent Guarantor do not breach section 4.10 or any other provision of the Indenture;

(l)	the choice of English law to govern the Underlying Documents and the Security Documents (other than the Finance Document referred to in Clause 3(g)), and the choice of Greek law to govern the Finance Document referred to in Clause 3(g) and the submissions by the Security Parties to the jurisdiction of the English courts and the obligations of such Security Parties associated therewith, are valid and binding;

(m)	the latest audited and unaudited consolidated financial statements of the Parent Guarantor in respect of the relevant financial year as delivered to the Lender and present or will present fairly and accurately the financial position of the Parent Guarantor and the consolidated financial position of the Group as at the date thereof and the results of the operations of the Parent Guarantor and the consolidated results of the operations of the Group for the financial year ended on such date and, as at such date, neither the Parent Guarantor nor any of its Subsidiaries had any significant liabilities (contingent or otherwise) or any unrealised or anticipated losses which are not disclosed by, or reserved against or provided for in, such financial statements;
(n)	no Security Party has incurred or agreed to incur any indebtedness save under the Indenture, this Agreement, or as otherwise disclosed to the Lender in writing; and

(o)	the Parent Guarantor and the other Security Parties have filed all tax and other fiscal returns required to be filed by any tax authority to which they are subject.
10.2	The Borrower hereby further represents and warrants to the Lender that on each day until full and final repayment in full of all amounts whatsoever payable by the Borrower to the Lender under this Loan Agreement the representations and warranties contained in Clause 10.1 (updated mutatis mutandis to each such date) shall be true and correct as if made at that time.

10.3	The Borrower hereby covenants with and undertakes to the Lender that, throughout the Security Period, the Borrower will and will ensure and procure that each relevant Owner and the Parent Guarantor will:
(a)	carry on and conduct its business in a proper and efficient manner, will duly pay all outgoings as and when they fall due and promptly inform the Lender of any occurrence of which it becomes aware which might adversely affect the ability of any party thereto (with the exception of the Lender) to perform any of its obligations under the Finance Documents or under the Underlying Documents;

(b)	make available to the Lender, at the Lender’s request from time to time such information as it has or is able to obtain as to the business, affairs and financial condition of the Security Parties and the other members of the Group and in the case of a Builder and a Refund Guarantor such information as it has or is reasonably able to obtain, as the Lender may consider necessary;

(c)	ensure that at all times all governmental and other consents, licences, approvals and authorisations required by law for the validity, enforceability, and legality of each of this Loan Agreement and the Finance Documents and for the performance thereof are obtained and remain in full force and are complied with;

(d)	provide the Lender with a report on the progress of the construction of each relevant Ship upon the Lender’s request;

(e)	ensure that the Security Parties shall at all times comply with all laws and regulations applicable to them;

(f)	provide to the Lender (i) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on SEC Form 6-K (or any successor form) in respect of the Parent Guarantor containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);
(i)	within 150 days after the end of each fiscal year of the Parent Guarantor, an annual report on SEC Form 20-F (or any successor form) in respect of the Parent Guarantor containing the information required to be contained therein for such fiscal year;

(ii)	at or prior to such times as would be required to be filed or furnished to the SEC if the Parent Guarantor was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information the Parent Guarantor would have been required to file pursuant thereto; and

(iii)	a copy of all such information and reports referred to in clauses (1) to (3) (inclusive) of Section 4.17(a) of the Indenture within the time periods specified therein (unless the SEC shall not accept such a filing) and, upon the Lender’s request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act
Provided that, in relation to (i), (ii) and (iii) above, to the extent the Parent Guarantor ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Parent Guarantor is then subject to Section 13(a) or 15(d) of the Exchange Act, the Borrower shall furnish to the Lender, so long as any Notes (as defined in the Indenture) are outstanding, within 30 days of the respective dates on which the Parent Guarantor would be required to file such documents with the SEC if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act;
(g)	deliver to the Lender Compliance Certificates:
(i)	on the Drawdown Date of the Advance first to occur and on the earlier of (a) the date on which the quarterly reports are delivered under clause 10(3)(f) and (b) the date falling 75 days after the end of the financial quarter to which they refer, a Compliance Certificate together with such supporting information as the Lender may require; and
(ii)	simultaneously with delivering the same under the Indenture, a copy of the compliance certificate to be issued and delivered in accordance with Section 4.06 of the Indenture;
(h)	ensure compliance with all of the obligations undertaken by the Parent Guarantor for itself and on behalf of each member of the Group under the Indenture which are set out in the Indenture Excerpt and the Borrower further agrees:
(i)	any terms defined in the Indenture shall have those meanings when used in the Indenture Excerpt;

(ii)	no waiver or variation of any term of the Indenture by any person shall waive or vary the Borrower’s obligations hereunder to comply with the obligations in the Indenture Excerpt, except with the consent of the Lender;

(iii)	the Borrower shall continue to be bound by its, or as the case may be, the Parent Guarantor’s obligations as set out in the Indenture Excerpt following a Covenant Defeasance (as defined in the Indenture) or a Legal Defeasance (as defined in the Indenture) or other termination or cancellation of the Indenture; and

(iv)	the Borrower will not, and will procure that the Parent Guarantor will not, vary any term of the Indenture without the prior written consent of the Lender; and
(i)	ensure that, subject to the other provisions of this Agreement, on the Delivery Date of each Ship (other than the Existing Ship, each Additional Ship financed pursuant to Tranche B or any Substitute Ship which substitutes the Existing Ship or such Additional Ship) all proceeds payable to the relevant Owner in accordance with the provisions of the relevant Post Delivery Documents, save for the proceeds required to be paid over to the relevant Builder on such Delivery Date, shall at the Lender’s sole and absolute discretion either (a) be paid to the Lender and be applied towards mandatory prepayment of the Loan in accordance with Clause 4.4 or (b) be paid to the credit of the Borrower’s Pledged Account and remain so credited until the relevant conditions precedent set out in Clauses 2.6-2.8 have been satisfied.
Notwithstanding anything in this Loan Agreement (i) any terms, transactions or events permitted by the Indenture Excerpt and (ii) save as otherwise expressly provided in this

Agreement, any other terms or transactions or events permitted by the Indenture shall be deemed to be permitted by this Agreement.
10.4	The Borrower hereby covenants with the Lender that, throughout the Security Period, it will not or (where appropriate) shall ensure and procure that each relevant Owner will not, without the prior written consent of the Lender (which consent the Lender shall be at full liberty to withhold) otherwise than pursuant to the terms of this Loan Agreement and the other Finance Documents), as appropriate:
(a)	no Owner shall mortgage, assign, charge or create or permit to subsist any lien (other than liens arising in the ordinary course of business) on the whole or part of any of its present or future assets (including but without limitation, any Contract or Ship and any other property (real or personal), rights (including but without limitation rights under any Underlying Document), receivables, book debts, bank accounts or choses-in-action);

(b)	except as permitted hereunder or disclosed to and agreed by the Lender, borrow any sums of money;

(c)	make loans or advances to others or incur any liability to any party other than to the Lender except for loans which are immaterial in the Lender’s opinion or advances made or liabilities incurred in the ordinary course of business;

(d)	no Owner shall guarantee, endorse or otherwise become or remain liable to a third party for the obligations of any person, firm or corporation, save for the Indenture ;

(e)	after the date hereof, incur howsoever directly or indirectly any expenditure of a capital nature, except in the ordinary course of its business;

(f)	engage in any business wider or different from that now being conducted by it or make any actual or contingent commitment or investment of any kind;

(g)	save as otherwise disclosed hereunder repay any indebtedness incurred by it except to the Lender;

(h)	pay any dividend or other distributions whatsoever to its shareholders;

(i)	consolidate with or merge into any other company;

(j)	no Owner save as otherwise disclosed hereunder establish or maintain any bank accounts in the name of any Owner or otherwise relating to any Ship or the proceeds of the Loan except with the Lender;

(k)	vary any of the terms of any of the Finance Documents; and

(l)	vary any of the terms or cancel or rescind or terminate any of the Underlying Documents;
11.	Payments

11.1	All payments by the Borrower shall be made on their due date in Dollars and not later than 10.00 am (New York time) without set-off, counterclaim or any deductions whatsoever to the account of the Lender at Bank of New York, Mellon New York, USA (Account No. 8900055561 under reference “Revolving Credit Facility to Navios Shipmanagement Inc.”). The Lender shall have the right to change the place or account for payment, upon five (5) Business Days’ prior written notice to the Borrower.

11.2	If at any time any applicable law requires the Borrower to make any deduction or withholding of whatsoever nature from any payment due under this Loan Agreement, the sum due from the Borrower in respect of such payment shall be increased to the extent necessary to ensure that after the making of such deduction or withholding, the Lender receives a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made.

11.3	Whenever any payment hereunder shall become due on a day which is not a Business Day, the due date therefor shall be extended to the next succeeding Business Day and all interest and other payment shall be calculated accordingly.

12.	Indemnity

12.1	The Borrower shall indemnify the Lender against any financial or monetary loss or expense which the Lender incurs (including, but not limited to, Broken Funding Costs) as a consequence of (i) default in payment of any sum hereunder or other default hereunder or (ii) any repayment made on any date other than the final day of an Interest Period, including in either such case all costs, charges and expenses incurred by the Lender in liquidating or re-employing deposits from third parties acquired to fund the Loan (including, but not limited to, Broken Funding Costs) or (iii) any reserve requirements or any other matter which increases the Lender’s cost of funding over the Interest Rate or (iv) failing to borrow after serving notice therefore under Clause 2.

12.2	If any sum due from the Borrower under this Loan Agreement or under any order or judgment given or made in relation hereto has to be converted from the currency (the “First Currency”) in which the same is payable hereunder or under such order of judgment into another currency (the “Second Currency”) for the purpose of (i) making or filing a claim or proof against the Borrower, (ii) obtaining an order or judgment in any court or other tribunal or (iii) enforcing any order or judgment given or made in relation hereto, the Borrower shall pay such additional amounts as may be necessary to ensure that the sums paid in the Second Currency when converted at the rate of exchange at which the Lender may in the ordinary course of business purchase the First Currency with the Second Currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claims or proof will produce the sum then due under this Loan Agreement in the first currency. Any such amount due from the Borrower shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Loan Agreement and the term “rate of exchange” includes any premium and costs of exchange payable in connection with the purchase of the First Currency with the Second Currency.

13.	Set-Off

The Lender is hereby authorised to combine any and all accounts with it held by the Borrower and to set off such accounts against any sums due and payable by the Borrower hereunder. For that purpose, the Lender is hereby authorised to use all or part of the credit balance on any and all such accounts to buy such other currency or currencies as may be required to enable it to effect any such set-off.

14.	Events of Default

14.1	An “Event of Default” shall occur if:
(a)	the Borrower fails to pay any sum due on its due date as described herein;

(b)	any party to this Loan Agreement or any other Finance Document (other than Lender) defaults in the due performance and observance of any of the terms and conditions hereof or of any other Finance Document to which it is a party and such default is not remedied within fourteen (14) Business Days;

(c)	there is an event of default under any of the Contracts and/or the Refund Guarantees or any Contract and/or any Refund Guarantee is (without the Lender’s prior written consent) amended or varied in any respect cancelled, repudiated, rescinded or otherwise ceases to be in full force and effect;

(d)	there shall occur a default (howsoever therein described) under the Indenture or any indebtedness exceeding Four million Dollars ($4,000,000) in aggregate for all Security Parties is not paid when due or any Indebtedness of any Security Party shall become due and payable or, with the giving of notice or lapse of time or both, capable of being declared due and payable prior to its stated maturity by reason of any circumstance entitling the creditor(s) thereof to declare such indebtedness due and payable and such indebtedness is not paid within fourteen (14) days thereof;

(e)	there is a material adverse change in the financial position of any Security Party, any other member of the Group, any Refund Guarantor or any Builder, which in the reasonable opinion of the Lender has a material adverse effect on the ability of the Borrower and/or any Owner to perform its obligations hereunder and/or under any of the other Finance Documents;

(f)	any Security Party or any Builder or any Refund Guarantor suspends payment or stops payment of or is unable to or admits in writing its inability to pay its lawful debts as they mature or any of them enters into a general assignment for the benefit of its creditors or makes any special arrangement or composition with its creditors;

(g)	any resolution is passed or any proceedings are commenced for the purpose of or any order (which, once granted, is not discharged or withdrawn within ten (10) days) or judgment is made or given by any court of competent jurisdiction for the liquidation, winding-up or reconstruction while solvent of any Security Party, any Builder or any Refund Guarantor (other than on terms previously approved by the Lender) or for the appointment of a receiver, trustee, conservator or liquidator of all or a substantial part of the undertaking or assets of any Security Party, any Builder or any Refund Guarantor; or

(h)	there shall occur a “Change of Control” (as defined in the Indenture) or the “Permitted Holder” (as defined in the Indenture) owns less than 20% of the issued share capital of the Parent Guarantor.
14.2	Upon the occurrence of an Event of Default and without any prior summons or other notice being necessary, all of which are hereby expressly waived by the Borrower, the Loan and all unpaid interest accrued thereon and all fees and other sums of moneys whatsoever payable to the Lender hereunder or pursuant to the other Finance Documents whether actual or contingent and all interest accrued thereon, shall fall due forthwith upon the Lender’s written demand.

15.	Assignment

15.1	The Borrower may not assign its rights or obligations under this Loan Agreement without the prior written consent of the Lender.

15.2	The Lender may, at any time and at no cost whatsoever to the Borrower, assign, transfer or offer participations in all or a proportion of all its participations in the Loan and its rights and obligations hereunder to any other bank or financial institution provided that:

(i)	the Lender shall be at liberty to disclose on a confidential basis to any such assignee, transferee or grantee (or to any potential assignee, transferee or grantee) all such information concerning the Borrower, any relevant Contract and any relevant Ship as the Lender deems appropriate; and

(ii)	the Borrower shall upon demand by the Lender execute and deliver to the Lender all such documents and do all such acts and things as the Lender may deem necessary or desirable in its absolute discretion for giving full effect to any such assignment, transfer or participation; and

(iii)	subject to sub-paragraph 15.2 (ii) hereof, no such assignment transfer or participation shall affect any of the obligations of the Borrower hereunder or under the other Finance Documents.
16.	Notices

16.1	Unless otherwise specifically provided, any notice under or in connection with any Finance Document shall be given by letter or fax; and references in the Finance Documents to written notices, notices in writing and notices signed by particular persons shall be construed accordingly.

16.2	A notice shall be sent:

(a) to the Borrower at:	85 Akti Miaouli
185 38 Piraeus
Greece
Fax No.: +30 210 4531984

(b) to the Lender at:	24B Kifissias Avenue
151 25 Maroussi
Attiki, Greece
Fax No: +30 210 6896358
or to such other address as the relevant party may notify the other in writing.
16.3	Subject to Clauses 16.4 and 16.5:
(i)	a notice which is delivered personally or posted shall be deemed to be served, and shall take effect, at the time when it is delivered;

(ii)	a notice which is sent by fax shall be deemed to be served, and shall take effect, two (2) hours after its transmission is completed.

16.4	However, if under Clause 16.3 a notice would be deemed to be served:
(i)	on a day which is not a Business Day in the place of receipt; or

(ii)	on such a Business Day, but after 5 p.m. local time;
the notice shall (subject to Clause 16.5) be deemed to be served, and shall take effect, at 9 a.m. on the next day which is such a Business Day.

16.5	Clauses 16.3 and 16.4 do not apply if the recipient of a notice notifies the sender within one (1) hour after the time at which the notice would otherwise be deemed to be served that the notice has been received in a form, which is illegible in a material respect.

16.6	A notice under or in connection with a Finance Document shall not be invalid by reason that the manner of serving it does not comply with the requirements of this Loan Agreement or, where appropriate, any other Finance Document under which it is served if the failure to serve it in accordance with the requirements of this Loan Agreement or other Finance Document, as the case may be, has not caused any party to suffer any significant loss or prejudice.

16.7	Any notice under or in connection with a Finance Document shall be in English.

16.8	In this Clause “notice” includes any demand, consent, authorisation, approval, instruction, waiver or other communication.

17.	Law and Jurisdiction

17.1	This Loan Agreement shall be governed by, and construed in accordance with, English law.

17.2	Subject to Clause 17.3, the courts of England shall have exclusive jurisdiction to settle any disputes, which may arise out of or in connection with this Loan Agreement.

17.3	Clause 17.2 is for the exclusive benefit of the Lender, which reserves the right:
(i)	to commence proceedings in relation to any matter which arises out of or in connection with this Loan Agreement in the courts of the Republic of Greece and/or any country other than England or Greece and which have or claim jurisdiction to that matter; and

(ii)	to commence such proceedings in the courts of any such country or countries concurrently with or in addition to proceedings in England or Greece or without commencing proceedings in England or Greece.
The Borrower shall not commence any proceedings in any country other than England in relation to a matter, which arises out of or in connection with this Loan Agreement.

17.4	The Borrower irrevocably appoints HFW Nominees Ltd., with offices at Friary Court, 65 Crutched Friars, London EC3N 3AE, England, to act as its agent to receive and accept on their behalf any process or other document relating to any proceedings in the English courts which are connected with this Loan Agreement.

17.5	The Borrower irrevocably designates and appoints Mrs. Vasiliki Papaefthymiou, an Attorney-at-law with offices at 85 Akti Miaouli, 185 38 Piraeus, Greece, as agent for the service of process in Greece (“antiklitos”) and agree to consider any legal process or any demand or notice made served by or on behalf of the Lender on the said agent as being made to the Borrower. The designation of such an authorized agent (“antiklitos”) shall remain irrevocable until all Indebtedness shall have been paid in full in accordance with the terms of this Loan Agreement and the other Finance Documents.

17.6	Nothing in this Clause 17 shall exclude or limit any right which the Lender may have (whether under the law of any country, an international convention or otherwise) with regard to the bringing of proceedings, the service of process, the recognition or enforcement of a judgment or any similar or related matter in any jurisdiction.

17.7	In this Clause 17, “proceedings” means proceedings of any kind, including an application for a provisional or protective measure or enforcement court order (diatagi pliromis).
AS WITNESS the hands of the duly authorised officers or attorneys of the parties hereto the day and year first before written.

EXECUTION PAGE

BORROWER

SIGNED by Alexandros Laios	)	/s/ Alexandros Laios
for and on behalf of	)
NAVIOS SHIPMANAGEMENT INC.	)
in the presence of: Vasiliki Katsouli	)

LENDER

SIGNED by Chaelis M.	)	/s/ Chaelis M.
and by Stavros Yagos	)
for and on behalf of	)	/s/ Stavros Yagos
MARFIN EGNATIA BANK Societe Anonyme	)
in the presence of:	)

SCHEDULE 1
Definitions and Expressions
“Acquisition Documents” means together each Contract and any other document pursuant to which an Owner has agreed or will agree to acquire title to a Ship or the Contract in respect thereof as the same may be amended, varied or supplemented with the Lender’s prior written consent, such consent not be unreasonably withheld or delayed, and, in the plural, means all of them;
“Additional Ship” means a newbuilding vessel approved by the Lender in its sole discretion which is being constructed pursuant to the relevant Additional Ship Contract and which shall be financed under either Tranche pursuant to the terms and this Loan Agreement and, in the plural, means all of them;
“Additional Ship Advance” means an Advance under Tranche A and/or a Tranche B Additional Ship Advance referred to in Clause 1.2 and, in the plural, means all of them;
“Additional Ship Contract” means, in respect of each Additional Ship, the shipbuilding contract made or, as the context may require, to be made between the relevant Builder and the relevant Owner as the same may be amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by inter alios, the relevant Builder and the purchase by the relevant Owner of the relevant Additional Ship and in the plural means all of them
“Advance” means the principal amount of each borrowing by the Borrower under this Loan Agreement (including, for the avoidance of doubt, the Tranche A Advances and the Tranche B Advances) or, as the context may require, so much thereof as shall for the time being, be outstanding to the Lender hereunder or, as the case may be, the principal amount of that portion of each borrowing by the Borrower under this Loan Agreement for which the Borrower selects an Interest Period of a particular duration and, in the plural, means all of them;
“Applicable Limit” means up to One hundred Ten million Dollars ($110,000,000) broken down as follows:
(a)	in respect of Tranche A: up to Fifty Two million Seven hundred thousand Dollars ($52,700,00); and

(b)	in respect of Tranche B: up to Fifty Seven million Three hundred thousand Dollars ($57,300,000)

being the maximum amount of the Loan or of each Tranche (as the case may be) available for drawing hereunder at any relevant time as it may be reduced in accordance with the provisions of this Loan Agreement;
“Availability Period” means the period commencing from the date of this Loan Agreement and ending on the relevant Termination Date;
“Borrower” means NAVIOS SHIPMANAGEMENT INC., a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;
“Borrower’s Pledged Account” means the interest bearing deposit account number 0322468423 opened or to be opened in the name of the Borrower with the Lender where monies shall be deposited, such account to include any substitute account or revised account or revised designation or number whatsoever and any deposit account linked with such account where monies may be transferred on a “time deposit” basis;
“Broken Funding Costs” means any amount that the Lender may certify as necessary to compensate any central bank for any loss (other than Taxes) incurred or to be incurred by them as a consequence of repayment in respect of funds borrowed (or committed to be borrowed) or deposits taken (or committed to be taken) from third parties in connection with the commitment of the Lender in the Loan, or in liquidating or re-employing such funds or deposits for the remaining part of the then current Interest Period;
“Builder” means:
(i)	in relation to the Existing Ship: Sungdong Shipbuilding & Marine Engineering Co., Ltd., of the Republic of Korea (successor by way of amalgamation of Sungdong Shipbuilding & Marine Engineering Co., Ltd., and Sungdong Heavy Industries Co., Ltd., both of the Republic of Korea); and

(ii)	in relation to an Additional Ship or a Substitute Ship: any company which shall be a party as builder or seller to the relevant Contract with the relevant Owner and, in the plural, means all of them;
“Business Day” means a day on which banks are open in London and Athens and, in respect of a day on which a payment is required to be made under a Finance Document, also in New York City;
“Compliance Certificate” means a certificate substantially in the form set out in Schedule 5, signed by the chief financial officer of the Parent Guarantor;

“Contract Instalment” means, in relation to each Contract, each instalment (including for the avoidance of doubt each relevant Steel Cutting Instalment, each relevant Launching Installment and each relevant Keel Laying Installment) of the relevant Contract Price due and payable to the relevant Builder pursuant to such Contract by the relevant Owner in such amount and upon such terms as set out in such Contract;
“Contract Price” means in relation to:
(i)	the Existing Ship: Eighty Six million Seven hundred Fifty thousand Dollars ($86,750,000) payable by the Existing Owner to the relevant Builder pursuant to the Existing Contract; and

(ii)	an Additional Ship or a Substitute Ship: the amount in Dollars payable by the relevant Owner to the relevant Builder pursuant to the relevant Contract, or, in each case, as the same may be reduced or increased in accordance with the terms of the relevant Contract;
“Contracts” means, together, the Existing Contract, each Additional Ship Contract and each Substitute Ship Contract and, in the singular, means any of them;
“Control” means in relation to a body corporate:
(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:
(i)	cast, or control the casting of, more than fifty per cent (50%) of the maximum number of votes that might be cast at a general meeting of such body corporate; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of such body corporate; or

(iii)	give directions with respect to the operating and financial polices of such body corporate with which the directors or other equivalent officers of such body corporate are obliged to comply; and/or
(b)	the holding beneficially of more than fifty per cent (50%) of the issued share capital of such body corporate (excluding any part of that issued capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital), and “Controlled” shall be construed accordingly;
“Delivery Date” means, in relation to each Ship, the date on which that Ship is delivered by the relevant Builder to the relevant Owner;
“Dollars” and “$” means the lawful currency for the time being of the United States of America;
“Drawdown” means the making of an Advance by the Lender to the Borrower;
“Drawdown Date” means the Business Day requested by the Borrower for an Advance to be made available, or (as the context requires) the date on which such Advance is actually made available;
“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation, assignment, title retention, preferential right, option, trust arrangement or security interest or any other encumbrance, security or arrangement conferring howsoever a priority of payment in respect of any obligation of any person;
“Event of Default” means any event listed in Clause 14 or defined as “an Event of Default” in any other Finance Document;
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder;
“Existing Ship” means the 180,000 dwt bulk carrier known on the date of this Loan Agreement as Hull No. S-1089 at the relevant Builder’s yard, to be constructed and sold by the relevant Builder to the Existing Owner pursuant to the Existing Contract;
“Existing Ship Advances” means all the Advances under Tranche B referred to in sub-Clause 1.2.2 (i) and, in the singular, means any of them;
“Existing Contract” means, in respect of the Existing Ship, the shipbuilding contract dated 1 December 2006 made between the relevant Builder and the Existing Owner as amended by Addendum No.1 dated 15 November 2008 and by Addendum No.2 dated 25 May 2009, all made between the relevant Builder and the Existing Owner, as the same may be further amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by, the relevant Builder and the purchase by the Existing Owner of the Existing Ship;

“Existing Owner” means Customized Development S.A., a corporation organised and existing under the laws of the Republic of Liberia, having its registered office at 80, Broad Street, Monrovia, Liberia;
“Expiration Date” means, for each Tranche, the Original Expiration Date in respect thereof or any other date as the Lender may agree in writing in accordance with the provisions of Clauses 4.2 and 4.3, provided that if any such day is not a Business Day the relevant Expiration Date shall be the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the relevant Expiration Date shall be the immediately preceding Business Day;
“Finance Documents” means all the security documents listed in Clause 3 and where the context so admits this Loan Agreement and any other document which is executed at any time by the relevant Security Party or any other person as security for, or to establish any form of subordination or priorities arrangement in relation to, any amount payable to the Lender under this Loan Agreement or any of the documents referred to in this definition;
“Guarantees” means together each Owner’s Guarantee and each guarantee of any other Guarantor and, in the singular, means any of them;
“Guarantors” means collectively each Owner, the Parent Guarantor and any other company approved by the Lender which may from time to time guarantee the obligations of the Borrower hereunder;
“Group” means the Parent Guarantor and its Subsidiaries, other than Navios Maritime Partners LP (whether direct or indirect and including without limitation the Borrower) from time to time during the Security Period and “members of the Group” shall be construed accordingly;
“Indebtedness” means the aggregate of all amounts from time to time or at any time outstanding, due, owing or payable to the Lender from the Borrower by way of principal, interest, fees (including, without limitation, Broken Funding Costs (if any)), or otherwise actually or contingently under the terms of this Loan Agreement and/or under the other Finance Documents and/or in connection herewith and/or therewith;
“Indenture” means the Indenture dated as of 18 December 2006, issued by the Parent Guarantor and others for 9 1/2 % Senior Notes due on 18 December 2014;
“Indenture Excerpt” means the excerpt from the Indenture set out in Schedule 4;
“Interest Determination Date” means the Business Day which is two (2) Business Days prior to the commencement of an Interest Period;

“Interest Payment Date” means each day on which interest is payable in accordance with Clause 7 provided that if any such day is not a Business Day, the relevant Interest Payment Date shall be the next succeeding day which is a Business Day, unless such next succeeding Business Day falls into another calendar month, in which event, the relevant Interest Payment Date shall be immediately preceding Business Day;
“Interest Period” means each of the successive periods determined in accordance with Clause 6 of this Loan Agreement during which the Loan or any part thereof is outstanding and for which an Interest Rate in respect thereof is to be established hereunder;
“Interest Rate” means, for each Advance (save as provided in Clause 9) the rate of interest applicable to that Advance (or any part thereof) during each Interest Period in respect thereof which is/are conclusively certified by the Lender to the Borrower to be the aggregate of (a) the Margin and (b) LIBOR or the Lender’s cost of funding the relevant Advance, for Interest Periods of longer than six (6) months;
“Investment and Working Capital Advance” means an Advance under Tranche B referred to in sub-Clause 1.2.2 (iii);
“Keel Laying Instalment” means, in relation to (i) the Existing Ship, the Contract Instalment of that Ship in the amount of Eighteen million Seven hundred thousand Dollars ($18,700,000) payable by the Existing Owner to the relevant Builder under Clause 2 (d) of Article X of the Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Owner to the relevant Builder on the relevant Keel Laying Instalment Payment Date under the relevant Contract and, in the plural, means all of them;
“Keel Laying Instalment Payment Date” means, in respect of (i) the Existing Ship, the date provided in Clause 2 (d) of Article X of the Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the Keel Laying Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract, or, in each case, such other time as specified in the relevant Contract and approved by the Lender;
“Launching Instalment” means, in relation to (i) the Existing Ship, the Contract Instalment of that Ship in the amount of Eighteen million Seven hundred thousand Dollars ($18,700,000) payable by the Existing Owner to the relevant Builder under Clause 2 (e) of Article X of the Existing Contract out of which an amount of Nine million Three hundred Fifty thousand Dollars ($9,350,000) is deemed paid and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Owner to the relevant

Builder on the relevant Launching Instalment Payment Date under the relevant Contract and, in the plural, means all of them;
“Launching Instalment Payment Date” means, in respect of (i) the Existing Ship, the date provided in Clause 2(e) of Article X of the Existing Contract and (ii) an Additional Ship or a Substitute Ship, the date on which payment of the Launching Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract, or, in each case, such other time as specified in the relevant Contract and approved by the Lender;
“Lender” means Marfin Egnatia Bank Societe Anonyme, a company duly incorporated under the laws of the Republic of Greece, having its registered office at 20 Mitropoleos & Komninon Str., 546 24 Thessaloniki, Greece and acting in this case through its office at 91 Akti Miaouli, 185 38 Piraeus, Greece and shall include its successors and assigns;
“LIBOR” means, for an Interest Period:
(a)	the rate per annum equal to the offered quotation for deposits in Dollars for a period equal to, or as near as possible equal to, the relevant Interest Period which appears on the appropriate page of the Reuters Monitor Money Rates Service at or about 11.00 a.m. (London time) on the Interest Determination Date for that Interest Period (or on such other service as may be nominated by the British Bankers’ Association as the information vendor for the purpose of displaying British Bankers’ Association Interest Settlement Rates for Dollars; or

(b)	if no rate is quoted on the appropriate page of the Reuters Monitor Money Rates Service, the rate per annum determined by the Lender to be the arithmetic mean (rounded upwards, if necessary, to the nearest one-sixteenth of one per cent) of the rates per annum at which deposits in Dollars are offered to the Lender by leading banks in the London Interbank Market at the Lender’s request at or about 11.00 a.m. (London time) on the Interest Determination Date for that Interest Period for a period equal to that Interest Period and for delivery on the first Business Day of it;
“Loan” means the revolving credit facility in an amount of up to One hundred Ten million Dollars ($110,000,000) to be made available to the Borrower by the Lender in two (2) Tranches and in multiple Advances pursuant to the terms and conditions of this Agreement, or if the context may so require, so much thereof as shall for the time being be outstanding to the Lender hereunder;
“Margin” means two point seventy five per cent (2.75%) per annum;

“Nomination Date” means the Business Day which is three (3) Business Days prior to the commencement of an Interest Period;
“Original Expiration Date” means, in respect of each Tranche, the date falling two (2) years from the Drawdown Date of the Advance first to occur under such Tranche;
“Owners” means collectively the Existing Owner and each owning company of an Substitute Ship and, in the singular, means any of them;
“Owner’s Guarantee” means, in relation to each Owner, a guarantee agreement to be executed by each Owner in favour of the Lender in form and substance satisfactory to the Lender as security, inter alia, for the Indebtedness and the obligations of the Borrower under this Loan Agreement, as the same may from time to time be amended, varied or supplemented and, in the plural, means all of them;
“Owner’s Pledged Account” means, in relation to each Owner, the interest bearing deposit account opened or to be opened in the name of the relevant Owner with the Lender where monies shall be deposited, such account to include any substitute account or revised account or revised designation or number whatsoever and any deposit account linked with such account where monies may be transferred on a “time deposit” basis and, in the plural, means all of them;
“Parent Guarantee” means the guarantee of the Borrower’s obligations to the Lender under this Loan Agreement executed or to be executed by the Parent Guarantor in favour of the Lender in such form as the Lender shall approve, as the same may from time to time be amended, varied or supplemented;
“Parent Guarantor” means Navios Maritime Holdings Inc., a corporation incorporated in the Republic of the Marshall Islands having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro MH96960, Marshall Islands;
“Pledged Accounts” means together the Borrower’s Pledged Account and each Owner’s Pledged Account and, in the singular, means any of them;
“Post-Delivery Commitment Letter” means a letter, issued by a banking institution (the “Post-Delivery Lender”) and addressed to the Parent Guarantor and/or the relevant Owner and accepted by the Parent Guarantor and/or the relevant Owner setting out the main terms and conditions pursuant to which the relevant Post Delivery Lender shall provide the Parent Guarantor and/or the relevant Owner with a certain loan facility (the “Post Delivery Loan”) for the purpose of financing one or more Ships on the Delivery Date(s) thereof under the terms and conditions therein set forth;

“Post-Delivery Documents” means the relevant Post Delivery Commitment Letter and/or the relevant Post Delivery Loan Agreement and any other document designated as a “Post Delivery Document” by inter alios, the Lender in connection with, inter alia, the financing and/or refinancing arrangements of the Parent Guarantor and/or any Owner as borrower(s) and the relevant Post-Delivery Lender as lender relative to, inter alia, the part financing of the acquisition cost of a Ship;
“Post -Delivery Loan Agreement” means a loan agreement made or to be made by and among the relevant Post Delivery Lender as lender and, inter alios, the Borrower and/or the relevant Owner pursuant to which the Post Delivery Lender shall make available to the Parent Guarantor and/or the relevant Owner the Post Delivery Loan;
“Pre Delivery Period” means in respect of each Ship the period commencing on the Drawdown Date of the relevant Advance first to occur in respect of that Ship and ending on the Delivery Date of such Ship;
“Refund Guarantee” means, in relation to the each Ship, a guarantee of the obligations of the relevant Builder to refund to the relevant Owner any payments made by it pursuant to the relevant Contract, as issued by the relevant Refund Guarantor in favour of the relevant Owner as the same has been and/or may be amended by the relevant Refund Guarantee Amendments and as the same may from time to time be further amended, varied or supplemented, with the Lender’s prior written consent, and, in the plural, means all of them;
“Refund Guarantee Amendments” means, in respect of each Refund Guarantee, any and all amendments to such Refund Guarantee issued by the relevant Refund Guarantor in favour of the relevant Owner;
“Refund Guarantor” means in relation to:
(i)	the Existing Ship: The Export-Import Bank of Korea; and

(ii)	an Additional Ship or a Substitute Ship: any other bank acceptable to the Lender, (in its sole discretion) as issuing bank of a Refund Guarantee or, in each case, any other bank acceptable to the Lender, (in its sole discretion), as issuing bank of a Refund Guarantee;”
“Repayment Date” means, for each Tranche, the Original Expiration Date referred to in Clause 4.1 in respect of such Tranche or any other date on which the repayment of such Tranche has been extended pursuant to the provisions of Clauses 4.2 and 4.3, provided that if such day is not a Business Day, the relevant Repayment Date shall be the next succeeding day which is a Business Day unless such next succeeding Business Day falls in another calendar month in which event the relevant Repayment Date shall be the immediately preceding Business Day;
“SEC” means the U.S. Securities and Exchange Commission;
“Security Parties” means, together, the Borrower, the Guarantors and any other person (except the Lender) who, as a surety or mortgagor, as a party to any subordination of priorities arrangement, or in any similar capacity, executes a Finance Document and, in the singular, means any of them;
“Security Period” means the period during which the Finance Documents remain in effect and ending when the Indebtedness is paid in full;
“Ships” means, together, the Existing Ship, each Additional Ship and any Substitute Ship and, in the singular, means any of them;
“Steel Cutting Instalment” means, in respect of (i) the Existing Ship, the Contract Instalment of that Ship in the amount of Fifteen million Three hundred Twenty Five thousand Dollars ($15, 325,000) payable by the Existing Owner to the relevant Builder under Clause 2 (c ) of Article X of the Existing Contract and (ii) an Additional Ship or a Substitute Ship, the Contract Instalment payable by the relevant Owner to the relevant Builder on the relevant Steel Cutting Instalment Payment Date under the relevant Contract and, in the plural, means all of them;
“Steel Cutting Instalment Payment Date” means, in respect of (i) the Existing Ship, the date provided in Clause 2(c) of Article X of the Existing Contract and (ii) an Additional or a Substitute Ship, the date on which payment of the Steel Cutting Instalment of such Ship is required to be made in accordance with the terms of the relevant Contract, or, in each case, such other time as specified in the relevant Contract and approved by the Lender;
“Substitute Ship” shall have the meaning ascribed to in Clause 4.5;
“Substitute Ship Contract” means, in respect of each Substitute Ship, the shipbuilding contract made or, as the context may require, to be made between the relevant Builder and the relevant Owner as the same may be amended, supplemented, varied, replaced or novated from time to time with the prior written consent of the Lender, such consent not be unreasonably withheld or delayed, relating to the construction and sale by inter alios, the relevant Builder and the purchase by the relevant Owner of the relevant Substitute Ship and in the plural means all of them;

“Subsidiary” of a person means: (a) any other person directly or indirectly Controlled by that person; or (b) any other person whose dividends or distributions on ordinary voting share capital that person is entitled to receive more than fifty per cent (50%); or (c) any entity (whether or not so Controlled) treated as a Subsidiary in the financial statements of that person from time to time; and
“Termination Date” means, for each Tranche, the date falling one (1) month prior to the Original Expiration Date of that Tranche or, in each case, such later date(s) as the Lender may approve in writing;
“Tranche A” means the part of the Loan in an amount of up to Fifty Two million Seven hundred thousand Dollars ($52,700,000) to be made available by the Lender to the Borrower in multiple Advances pursuant to Clause 1.2.1, or if the context may so require, so much thereof as shall fro the time being be outstanding to the Lender hereunder;
“Tranche A Advances” means, collectively, all the Advances under Tranche A made or to be made available under to the Borrower and referred to in Clause 1.2.1 and, in the singular, means any of them;
“Tranche B” means the part of the Loan in an amount of up to Fifty Seven million Three hundred thousand Dollars ($57,300,000) to be made available by the Lender to the Borrower in multiple Advances pursuant to Clause 1.2.2, or if the context may so require, so much thereof as shall fro the time being be outstanding to the Lender hereunder;
“Tranches” means together the Tranche A and the Tranche B and, in the singular, means either of them;
“Tranche B Additional Ship Advances” means all the Advances under Tranche B referred to in sub-Clause 1.2.2 (ii) and, in the singular, means any of them;
“Tranche B Advances” means, collectively, the Existing Ship Advances, the Tranche B Additional Ship Advances and the Investment and Working Capital Advances referred to in Clause 1.2.2 and, in the singular, means any of them; and
“Underlying Documents” means the Acquisition Documents, the Refund Guarantees and the Refund Guarantee Amendments (none to be amended, varied, supplemented or modified without the consent of the Lender, such consent not to be unreasonably withheld) and together with any other instrument, document or memorandum, schedule in any of the documents referred to above, and any notice, consent or acknowledgement referred to in or required pursuant to any of the documents referred to above and any document, instrument or memorandum which secures any of the obligations of the Borrower under any of the Finance Documents and, in the singular, means any of them.

SCHEDULE 2
Notice of Drawdown
TO:	MARFIN EGNATIA BANK Societe Anonyme 24B Kifissias Avenue 151 25 Maroussi Attiki, Greece
Date: [•] 2009
Dear Sirs,
Loan Agreement dated [•] 2009
1.	We refer to the loan agreement dated [•] 2009 (the “Loan Agreement”) and made between ourselves, as borrower and yourselves as lender, in connection with a revolving credit facility of up to One hundred Ten million Dollars ($110,000,000).

Terms defined in the Loan Agreement have their defined meanings when used in this Notice of Drawdown.
2.	We request to borrow [an] Advance[s] of the Loan as follows:
(a)	Amount: $ [•];

(b)	Drawdown Date: [•] 2009;

(c)	Duration of the first Interest Period shall be [•] months; and

(d)	Payment instructions: [•]
3.	We represent and warrant that:
(a)	the representations and warranties in Clause 10 of the Loan Agreement and in the other Finance Documents would remain true and not misleading if repeated on the date of this notice with reference to the circumstances now existing;

(b)	no Event of Default has occurred or will result from the borrowing of the above Advance[s].
4.	This notice cannot be revoked without your prior written consent of the Lender.

5.	We authorise you to deduct from the proceeds of the above Advance[s] the amount of (i) the Commitment Fee and (ii) the Arrangement Fee referred to in Clause 5.3.

Yours faithfully, For and on behalf of NAVIOS SHIPMANAGEMENT INC.

Attorney-in-Fact

SCHEDULE 3
Acknowledgement
[•] 2009
Loan Agreement dated [•] 2009 (the “Loan Agreement”)
We the undersigned Borrower declare that in connection with the above Loan Agreement we received [an] [Advance[s]] in the amount of [•] Dollars ($[•]) value [•].
Capitalised terms used herein shall have the respective meanings specified in the Loan Agreement.
Yours faithfully,

For and on behalf of NAVIOS SHIPMANAGEMENT INC.

Attorney-in-Fact

SCHEDULE 4
Indenture Excerpt
SECTION 4.10 Incurrence of Indebtedness and Issuance of Disqualified stock and Preferred Stock.
The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any shares of Disqualified Stock and the Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
18.5.1 Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
18.5.1.1	the incurrence by the Company or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $475.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;

18.5.1.2	the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;

18.5.1.3	the incurrence of the Notes on the Issue Date, the Note Guarantees and the Exchange Securities to be issued pursuant to the Registration Rights Agreement;

18.5.1.4	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $20.0 million and (B) 3.0% of Total Tangible Assets;

18.5.1.5	Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the

Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;

18.5.1.6	Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;

18.5.1.7	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5), (b)(6), (b)(7) or (b)(14);

18.5.1.8	the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);

18.5.1.9	the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:

any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;
18.5.1.9.1.1.1.1	shall be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);
18.5.1.10	the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;

18.5.1.11	the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;

18.5.1.12	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;

18.5.1.13	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honouring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

18.5.1.14	Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;

18.5.1.15	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;

18.5.1.16	Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;

18.5.1.17	the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and

18.5.1.18	the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed $25.0 million.
18.5.2	For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock or preferred stock, in any manner that complies with this Section 4.10. Indebtedness under Credit Facilities outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(1), but thereafter may be reclassified in any manner that complies with this Section 4.10.

18.5.3	The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

18.5.4	The amount of any Indebtedness outstanding as of any date shall be:
(1)	the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)	the principal amount of the Indebtedness, in the case of any other Indebtedness;

(3)	in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

the Fair Market Value of such assets at the date of determination; and

the amount of the Indebtedness of the other Person that is secured by such assets; and

(4)	in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.
18.5.5	For purposes of determining compliance with this Section 4.10, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.

18.5.6	For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S. dollars and otherwise in accordance with customary practice); provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

SECTION 4.11 Limitations on Restricted Payments.
(a)	The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);

purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the Company;

make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of the Company or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or

make any Restricted Investment

(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
18.5.6.1	the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and

18.5.6.2	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of this Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (8), (9), (10) and (14) of Section 4.11(b)), is not greater than the sum, without duplication, of:

50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the date of this Indenture as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus to the extent that any Restricted Investment that was made after the date of this Indenture is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the date of this Indenture or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets of the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.
(b)	The preceding provisions shall not prohibit:

the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;

the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3) of Section 4.11(a);

the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;

the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a proq basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;

the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:

the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the date of this Indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted Payments under clause (3) of the immediately preceding paragraph); plus the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of this Indenture;

provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;
18.5.6.3	cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

18.5.6.4	so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;

18.5.6.5	the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;

18.5.6.6	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);

18.5.6.7	so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;

18.5.6.8	payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13 to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;

18.5.6.9	payments pursuant to clause (6) Section 4.14(b);

18.5.6.10	so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and

18.5.6.11	other Restricted Payments in an aggregate amount not to exceed $20.0 million since the date of this Indenture.
The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

(c)	For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of Permitted Investment.

SECTION 4.12 Limitations on Liens.
The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:
18.5.6.12	in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

18.5.6.13	in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).
Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16), (24) or (25) of the definition of “Permitted Liens” on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.
18.5.7	Any Lien created for the benefit of the Holders pursuant to Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.
SECTION 4.15 Dividend and Other Payment Restrictions Affecting Subsidiaries.
The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:
18.5.7.1	pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

18.5.7.2	make loans or advances to the Company or any of its Restricted Subsidiaries; or

18.5.7.3	transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
However, the preceding restrictions shall not apply to encumbrances or restrictions existing under or by reason of:
agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the date of this Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;
this Indenture, the Notes and the Note Guarantees;
applicable law, rules, regulations or order or governmental license, permit or concession;
any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;
customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;
purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;
any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;
Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets or property subject to such Liens;
provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;
restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;
customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;
provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;
Indebtedness of a Restricted Subsidiary incurred subsequent to the date of this Indenture pursuant to the provisions of Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and
Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.
19	ARTICLE FIVE

20	SUCCESSOR CORPORATION
SECTION 5.01 Mergers, Consolidations, Etc.
The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
20.5.1.1	either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

20.5.1.2	immediately after giving effect to such transaction, no Default or Event of Default exists; and

20.5.1.3	either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b) the Fixed Charge Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.
In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.

For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
20.5.2	The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not such Guarantor is the surviving Person) unless:
20.5.2.1	subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; and

20.5.2.2	immediately after such transaction, no Default or Event of Default exists.
This Section 5.01 shall not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

SCHEDULE 5
Form of Compliance Certificate

To:	Marfin Egnatia Bank Societe Anonyme
From:	Navios Maritime Holdings Inc.
Date [            ] 200[  ]
Re:	USD 110,000,000 loan agreement dated [•] 2009 (the “Loan Agreement”) made between (1) Navios Shipmanagement Inc. (as Borrower) and (2) Marfin Egnatia Bank Societe Anonyme (as Lender)
Dear Sirs
We refer to the Loan Agreement. Words and expressions whose meanings are defined in the Loan Agreement shall have the same meanings when used herein.
We hereby confirm that [except as stated below] as at the date hereof to the best of our knowledge and belief after due inquiry:
1.	all the Borrower’s undertakings in the Loan Agreement set out in Clause 10 are being fully complied with;

2.	no Event of Default has occurred;

3.	the representations set out in Clause 10 of the Loan Agreement are true and accurate with reference to all facts and circumstances now existing and all required authorisations have been obtained and are in full force and effect.
[State any exceptions/qualifications to the above statements]
Yours faithfully
[      ]

By
[Chief Financial Officer: Navios Maritime Holdings Inc.]
[Director: Navios Maritime Holdings Inc.]